SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of December 2011
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T
Rule 101(b)(1): ☐.)
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T
Rule 101(b)(7): ☐.)
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated December 2, 2011.
FORWARD-LOOKING STATEMENTS
This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies, including those in connection with our restructuring and integration after our merger with China Netcom Group Corporation (Hong Kong) Limited, or China Netcom, mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of third generation mobile telecommunications, or 3G, digital cellular business and network infrastructure; (iii) the Company’s competitive position, including its ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage our position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company’s future business condition, including its future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and (vi) future regulatory and other developments in the PRC telecommunications industry.
The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.
The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:
•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-Owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;
•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;
•	changes in telecommunications and related technologies and applications based on such technologies;
•	the level of demand for telecommunications services, in particular, 3G services;
•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;
•	effects of competition on the demand and price of the Company’s telecommunications services;
•	timing and effects of the Company’s implementation of its business strategies relating to the Internet dedicated leased line access service and the quality of the Internet interconnection;
•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;
•	effects of the Company’s restructuring and integration following the completion of the Company’s merger with China Netcom;
•	effects of the Company’s discontinuation of the personal handyphone system business in response to the MIIT’s request;
•	effects of the Company’s acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;
•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;
•	changes in the political, economic, legal and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and
•	the recovery from the recent global economic downturn inside and outside the PRC.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2011	CHINA UNICOM (HONG KONG) LIMITED (Registrant)
	By:	/s/ Chang Xiaobing
		Name:	Chang Xiaobing
		Title:	Chairman and Chief Executive Officer

Exhibit 1
Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 0762)
ANNOUNCEMENT
This announcement is made by China Unicom (Hong Kong) Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”). Reference is made to the announcement made by the Company on 9 November 2011.
The board of directors (the “Board”) of the Company is making this announcement to provide an update on the investigation (the “Investigation”) by the National Development and Reform Commission of the People’s Republic of China (the “NDRC”), which relates to the price charged for the Internet dedicated leased line access service provided by the Company to Internet service providers.
The Company is proactively cooperating with the NDRC on the Investigation. The Company has conducted a comprehensive internal inspection of its operations and has identified room for improvement in pricing management and relatively wide pricing variation, in respect of its business relating to the Internet dedicated leased line access service provided by the Company to Internet service providers. In addition, the quality of interconnection between the Company and other backbone network operators also requires further improvement.
In accordance with the relevant provisions of the Anti-Monopoly Law of the People’s Republic of China, the Company has submitted to the NDRC a proposal for enhancement initiatives and an application for suspension of the Investigation. The Company will earnestly implement the enhancement initiatives, improve the pricing management in connection with the Internet dedicated leased line access service and actively cooperate with other backbone network operators to improve the quality of the Internet interconnection.
During the Twelfth Five-year period (from 2011 to 2015), the Company will continue to increase its investment in the construction of broadband Internet, further implement the project to upgrade broadband network with increased access speed and significantly increase the penetration of optic fibre access and the broadband access speed. Meanwhile, the Company plans to further reduce the bandwidth unit fees for public customers and to provide customers with high quality service.

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary
Hong Kong, 2 December 2011
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive director	:	Cesareo Alierta Izuel
Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin